Exhibit 99.5

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Celestica Inc. (the “Company”) on Form 6-K for the period ended September 30, 2020, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), each of Robert A. Mionis, as Chief Executive Officer of the Company, and Mandeep Chawla, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2020
/s/ Robert A. Mionis
Robert A. Mionis
Chief Executive Officer

Date: October 28, 2020
/s/ Mandeep Chawla
Mandeep Chawla
Chief Financial Officer

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.